SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              Dated March 14, 2003

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                           CHC Helicopter Corporation
             (Exact name of registrant as specified in its Charter)

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                          Hangar #1, St. John's Airport
                                  P.O. Box 5188
                            St. John's, Newfoundland
                                 Canada A1C 5V5
              (Address of registrant's principal executive offices)

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                  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x      Form 40-F
                                    ---              ---

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No x
                                    ---      ---

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

CHC ANNOUNCES ACCEPTANCE OF NORMAL COURSE ISSUER BID

Tuesday, March 11, 2003, St. John's, Newfoundland, Canada: CHC Helicopter Corporation ("CHC") (TSX: FLY.A and FLY.B; NYSE: FLI) announced that the Toronto Stock Exchange has accepted the notice of intention filed by CHC to make a normal course issuer bid for the purchase of up to 1,299,458 class A subordinate voting shares, representing approximately 7% of the 17,875,200 class A subordinate voting shares outstanding as of February 28, 2003 (or approximately 10% of the public float). Under the terms of the normal course issuer bid, purchases may be made at the discretion of CHC (subject to applicable law and the rules of the Toronto Stock Exchange) commencing on March 12, 2003 and ending on March 11, 2004 (or such earlier date as CHC may complete its purchases). Purchases under the bid will be made through the facilities of the Toronto Stock Exchange at the prevailing market price. Any class A subordinate voting shares acquired by CHC will be cancelled.

CHC believes that, from time to time, the market price of its class A subordinate voting shares may not fully reflect the value of its business and future business prospects and accordingly, may represent an attractive investment to CHC and a desirable use of its available funds.

CHC Helicopter Corporation is the world's leading provider of heavy and medium helicopter services to the global offshore oil and gas industry, with aircraft operating in 23 countries and a team of approximately 2,500 professionals worldwide.



Jo Mark Zurel, Senior Vice-President                  Derrick Sturge,
& Chief Financial Officer                             Vice-President, Finance
709-570-0567                                          709-570-0713

Chris Flanagan
Director of Communications
709-570-0749/685-1537


If you wish to be added to, or removed from, the Company's distribution list, please call 709-570-0749 or e-mail communications@stjohns.chc.ca.

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                  This press release may contain projections and other
forward-looking statements within the meaning of the "safe harbour" provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.
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                           CHC HELICOPTER CORPORATION

             NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID



             NOTICE is hereby given by CHC Helicopter Corporation (the "Corporation") that it intends to make a normal course issuer bid (the "Bid") through the facilities of the Toronto Stock Exchange (the "TSX"). The Corporation is governed by the Canada Business Corporations Act. Its principal office is located at Hangar #1, St. John's Airport, P.O. Box 5188, St. John's, Newfoundland, A1C 5V5.

Item 1.  NAME OF ISSUER

             CHC Helicopter Corporation

Item 2.  SHARES SOUGHT

             Class A subordinate voting shares ("Subordinate Voting Shares") (one vote per share) in the capital of the Corporation.

             The Corporation may acquire up to 1,299,458 Subordinate Voting Shares pursuant to the Bid, representing 7.3% of the outstanding Subordinate Voting Shares or 10% of the public float, calculated as at February 28, 2003. The Corporation's purchase of Subordinate Voting Shares in any 30-day period will not exceed 2% of the number of issued and outstanding Subordinate Voting Shares, calculated as at February 28, 2003. All Subordinate Voting Shares purchased under the Bid will be cancelled.

             As at February 28, 2003, the Corporation had 17,875,200 Subordinate Voting Shares outstanding, 12,994,580 of which were in the public float. As at the same date, the Corporation also has 2,953,495 class B multiple voting shares ("Multiple Voting Shares") (10 votes per Multiple Voting Share) and 11,000,000 ordinary shares ("Ordinary Shares") (1 vote per 10 Ordinary Shares) in the capital of the Corporation outstanding. Multiple Voting Shares are convertible into Subordinate Voting Shares on the basis of one Subordinate Voting Share for each Multiple Voting Share.

Item 3.  DURATION

             The Bid will commence on March 12, 2003 and will terminate on the earlier of: (i) March 11, 2004; and (ii) the date on which a total of 1,299,458 Subordinate Voting Shares have been purchased by the Corporation pursuant to the Bid.


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

Item 4.  METHOD OF ACQUISITION

             All purchases of Subordinate Voting Shares will be at the discretion of the Corporation and will be made on the open market through the facilities of the TSX from time to time. Purchases of and payment for Subordinate Voting Shares will be made by the Corporation in accordance with the Rules and Policies of the TSX. The price that the Corporation will pay for Subordinate Voting Shares acquired pursuant to the Bid will be the market price of such shares at the time of acquisition. It is not the Corporation's current intention to make purchases of Subordinate Voting Shares (other than by way of an exempt offer) other than by means of open market transactions during the period in which the Bid is outstanding.

Item 5.  CONSIDERATION OFFERED

             The price that the Corporation will pay for the Subordinate Voting Shares purchased by it under the Bid will be the market price of such shares at the time of acquisition. The funds required to purchase the Subordinate Voting Shares will be provided from the Corporation's working capital and from existing lines of credit available to the Corporation.

             The Corporation and any vendor of the Subordinate Voting Shares will be required to pay commissions to their respective brokers with respect to the purchase and sale of the shares at such rates as are applicable at the time of such purchase and sale.

Item 6.  REASONS FOR THE NORMAL COURSE ISSUER BID

             The Board of Directors of the Corporation has authorized the Bid because it believes it is an appropriate use of the Corporation's available funds to purchase Subordinate Voting Shares when, in the opinion of management, the market price of the Subordinate Voting Shares may not fully reflect the value of the business of the Corporation and its future business prospects. Accordingly, the Subordinate Voting Shares may represent an attractive investment.

             Unlike the Subordinate Voting Shares, the Multiple Voting Shares are not widely held. As such, a limited market exists for the purchase and sale of Multiple Voting Shares resulting in lower trading volumes. Holders of Multiple Voting Shares who have converted their Multiple Voting Shares into Subordinate Voting Shares may sell their Subordinate Voting Shares pursuant to the Bid and for the foregoing reasons, the Bid is not being made in respect of the Multiple Voting Shares.

             All of the Ordinary Shares are held by an affiliate of Craig L. Dobbin, the Chairman and Chief Executive Officer of the Corporation and are not listed on the TSX or any other exchange and, accordingly, the Bid is not being made in respect of the Ordinary Shares.

Item 7.  VALUATIONS


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

             After reasonable inquiry, the directors and officers of the Corporation are not aware of any appraisal or valuation regarding the Corporation or its material assets or securities prepared within the two years preceding the date of this Notice.

Item 8.  PREVIOUS PURCHASES

             Not Applicable.

Item 9.  PERSONS ACTING JOINTLY OR IN CONCERT WITH THE ISSUER

             No party is acting jointly or in concert with the Corporation with respect to the Bid.

Item 10. ACCEPTANCE BY INSIDERS, AFFILIATES AND ASSOCIATES

             To the Corporation's knowledge, after reasonable inquiry, none of the directors or senior officers of the Corporation, any associate of any such persons, any person acting jointly or in concert with the Corporation or any person holding 10% or more of the Subordinate Voting Shares, Multiple Voting Shares or Ordinary Shares, currently intends to sell Subordinate Voting Shares during the term of the Bid and/or convert Multiple Voting Shares to Subordinate Voting Shares for purposes of selling Subordinate Voting Shares during the term of the Bid.

             Since all purchases of Subordinate Voting Shares by the Corporation will be made in the open market, the Corporation may not be in a position to know in advance the identity of persons from whom it will purchase shares. As a result, if any of those persons or companies referred to in the preceding paragraph choose to dispose of some or all of their Subordinate Voting Shares by selling such shares in the market during the currency of the Bid, it may be that some or all of the Subordinate Voting Shares so sold will be purchased by the Corporation. There is, however, no arrangement whereby the Corporation will accord any preference in respect of Subordinate Voting Shares held by any such persons or companies nor is there any benefit, direct or indirect, to any such persons or companies which will not be equally available to any shareholder who sells (or retains) shares. The Corporation has no contracts, arrangements or understandings, formal or informal, with any of its securityholders or any other person or company in relation to the proposed purchases, other than its appointment of a securities dealer as its broker to make purchases on behalf of the Corporation under the Bid.

Item 11. BENEFITS FROM THE NORMAL COURSE ISSUER BID

             The direct or indirect benefits to any person or company referred to in Item 10 would be the same as the benefits to any other shareholder who sells, or does not sell, Subordinate Voting Shares.


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Item 12. MATERIAL CHANGES IN THE AFFAIRS OF THE ISSUER

             There have been no material changes or present plans or proposals for material changes in the affairs of the Corporation other than as disclosed in this notice or as previously disclosed to the public.

Item 13. CERTIFICATE

             The undersigned, Jo Mark Zurel, Senior Vice President & Chief Financial Officer, duly authorized by the Board of Directors of the Corporation, certifies that the foregoing notice is complete and accurate and is in compliance with Part 6 of the Rules and Policies of the TSX, that the contents of this notice and the making of the Bid have been authorized by the Board of Directors of the Corporation and that this notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

             DATED as of the 7th day of March, 2003.



                                        (Signed) "Jo Mark Zurel"
                                                 ------------------------------
                                                  Jo Mark Zurel








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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                  Date:   March 14, 2003

                                       CHC HELICOPTER CORPORATION
                                                  (Registrant)


                                         By       /s/ Jo Mark Zurel
                                           -------------------------------------
                                                  Jo Mark Zurel
                                                  Senior Vice President and
                                                  Chief Financial Officer